UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549                  -----------------
                                                                OMB APPROVAL
                             FORM 12b-25
                                                               -----------------
                        NOTIFICATION OF LATE FILING              OMB Number:
                                                                 3235-0058
(Check One):  [   ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K    Expires:
              [ X ] Form 10-Q  [  ] Form N-SAR                   May 31, 1997
                                                                 Estimated
For Period Ended:  _December 31, 2000______________________
                                                                 average burden
                  [_]  Transition Report on Form 10-K            hours per
                  [_]  Transition Report on Form 20-F            response 2.50
                  [_]  Transition Report on Form 11-K           ----------------
                  [_]  Transition Report on Form 10-Q           ----------------
                  [_]  Transition Report on Form N-SAR
                                                                 SEC File No.
For the Transition Period Ended: ___________________________
                                                               -----------------
                                                               -----------------

                                                                 CUSIP NO.
                                                               -----------------

  [Read Instruction (on back page) Before Preparing Form. Please Print or Type]
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I-- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

TEKINSIGHT.COM, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

18881 VON KARMAN AVE. #250

--------------------------------------------------------------------------------
City, State and Zip Code

IRVINE, CA  92612

--------------------------------------------------------------------------------

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)   The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |
      |   (b)    The subject annual report, semi-annual report, transition
      |          report on Form 10-K, Form 20-F, 11-K, [ X ] Form N-SAR, or
[X]   |          portion thereof, will be filed on or before the fifteenth
      |          calendar day following the
      |
      |          prescribed due date; or the subject quarterly report or
      |          transition report on Form 10-Q, or portion thereof will be
      |          filed on or before the fifth calendar day following the
      |          prescribed due date; and
      |
      |   (c)    The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrants' quarterly report on Form 10-Q will be filed as soon as is reasonably practicable following the prescribed due date. Additional time is necessary in order to provide a complete and accurate report due to the augmented operations being reported on following the August 2000 merger with Data Systems.

                                     (Attach Extra Sheets if Needed)
SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James Linesch                      949               955-0078
         (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report significant changes in its results of operations from the corresponding periods of the prior year. Revenues for the 2000 Three Month Period increased to approximately $10,706,000 from approximately $474,000 for the 1999 Three Month Period. Revenues for the 2000 Six Month Period increased to $18,853,000 from approximately $962,000 for the 1999 Six Month Period. These increases were primarily due to the August 14, 2000 merger with Data Systems.

     The nature of revenues, and the costs thereof, has changed substantially from the prior year periods compared above. During the current fiscal year, revenues are predominately from services and products sold to government customers. The revenues generated from product sales normally produce a lower gross margin percentage when compared to those of service revenues. During the prior fiscal year, revenues were predominately from consulting services rendered by the Company's development group. As a result, cost of revenues for the 2000 Three Month Period are expected to increase to approximately $8,336,000 from approximately $250,000 for the 1999 Three Month Period. Cost of revenues for the 2000 Six Month Period are expected to increase to approximately $14,632,000 from approximately $460,000 for the 1999 Six Month Period. The cost of revenue percentage is expected to increase to 77.8% for the 2000 Three Month Period from 52.7% for the 1999 Three Month Period. The 2000 Six Month Period cost of revenue percentage is expected to increase to 77.6% from 47.8% for the 1999 Six Month Period. This increase is due to the August 14, 2000 merger with Data Systems.

     Selling, general and administrative expenses for the 2000 Three Month Period is expected to increase to approximately $2,931,000 from approximately $421,000 for the 1999 Three Month Period. The 2000 Six Month Period is expected to increase to approximately $5,682,000 from $782,000 for the 1999 Six Month Period. This increase is due to the August 14, 2000 merger with Data Systems, which brought with it a corporate infrastructure, including the functions of finance, purchasing, human resources, sales and marketing.

     Research and development expense for the 2000 Three Month Period is expected to increase to approximately $671,000 from approximately $39,000 for the 1999 Three Month Period. The 2000 Six Month Period is expected to increase to approximately $1,504,000 from $174,000 for the 1999 Six Month Period. The increase is due to the costs associated with the enhancements to the BugSolver product and the development costs for the Company's eGovernment modules. Previously, TekInsight capitalized the BugSolver costs during the developmental stage and, now that the product is being introduced to market, the costs are expensed when incurred.

     Depreciation and amortization expense for the 2000 Three Month Period is expected to increase to approximately $706,000 from approximately $20,000 for the 1999 Three Month Period. The 2000 Six Month Period is expected to increase to approximately $1,120,000 from $26,000 for the 1999 Six Month Period. This increase is due to the August 14, 2000 merger with Data Systems, which resulted in increased amortization expense on intangible assets.

     Interest income for the 2000 Three Month Period is expected to decrease to approximately $37,000 from approximately $38,000 for the 1999 Three Month Period. The 2000 Six Month Period is expected to decrease to $76,000 from $201,000 for the 1999 Six Month Period. This decrease is attributable to decreased interest earned on the certificates of deposit investments, resulting from diminished working capital. Interest expense for the 2000 Three Month Period and the 2000 Six Month Period was approximately $147,000 and $235,000 respectively. This expense is a result of the line credit facility acquired in the August 14, 2000 Data Systems merger.

     The expected net loss of $2,049,000 for the 2000 Three Month Period and expected net loss of $4,179,000 for the 2000 Six Month Period, as compared to a net loss of $123,000 and $185,000 for the comparable prior year periods, is primarily due to marketing and development costs associated with the Company's ProductivIT product and to corporate administrative costs associated with that subsidiary.

     Primarily for the reasons cited above, the Registrants expect to report significant changes in their operations compared to the corresponding periods of the prior fiscal year.


================================================================================

                              Tekinsight.com, Inc.

         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 14, 2001                  By      /s/ James Linesch
     -----------------                     -------------------------------------
                                               James Linesch,
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.